                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Schedule TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                    Pechiney
                       (Name of Subject Company (Issuer))

                                   Alcan Inc.
                        (Name of Filing Person (Offeror))

                             Pechiney Common Shares,
                       nominal value E15.25 per share
                         (Title of Class of Securities)

                        Pechiney Bonus Allocation Rights
          (each entitling the holder to 0.1 of a Pechiney Common Share)
                         (Title of Class of Securities)

                       Pechiney American Depositary Shares
            (each representing one-half of one Pechiney Common Share)
                         (Title of Class of Securities)

                                    705151207
                      (CUSIP Number of Class of Securities)

                                       and

                                Pechiney OCEANEs
    (obligations a option de conversion en actions nouvelles et/ou d'echange en actions existantes)
                         (Title of Class of Securities)


                            Roy Millington, Secretary
                                   Alcan Inc.
                           1188 Sherbrooke Street West
                        Montreal, Quebec, Canada H3A 3G2
                                 (514) 848-8000

                                   Copies to:
                               George J. Sampas
                            Sullivan & Cromwell LLP
                               1 New Fetter Lane
                            London EC4A 1AN, England
                             (011) (4420) 7959-8900


                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
------------------------------------------------------------------------------
Transaction Valuation(1)                               Amount of Filing Fee(2)

$2,491,269,429.36                                     $201,544.00
------------------------------------------------------------------------------
[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid: $85,513             Filing Party: Alcan Inc.
   Form or Registration No.: 333-106851        Dates  Filed: July 7, 2003,
                                                             September  16, 2003,October 3, 2003
                                                             and October 24, 2003


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:


    [X] third-party tender offer subject to Rule 14d-1.
    [ ] issuer tender offer subject to Rule 13e-4.
    [ ] going-private transaction subject to Rule 13e-3.
    [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

---------------------

1 For purposes of calculating the registration fee only. This amount is based upon the market value of: (a) the total number of Pechiney Common Shares estimated to be held by U.S. persons as of the date hereof (including Pechiney Common Shares for which Pechiney Bonus Allocation Rights are exchangeable at a ratio of 10 Pechiney Bonus Allocation Rights per Pechiney Common Share and Pechiney Common Shares underlying all of the outstanding American Depositary Shares of Pechiney) to be acquired by Alcan upon the consummation of the offer if all of such Pechiney Common Shares are acquired in the offer and based on the average of the high and low prices of the Pechiney Common Shares reported on Euronext Paris on October 23, 2003 and (b) the total number of Pechiney OCEANEs estimated to be held by U.S. persons as of the date hereof to be acquired by Alcan upon the consummation of the offer if all of such Pechiney OCEANEs are acquired in the offer and based on the offer price of E83.80 in cash paid for each Pechiney OCEANE.
2 The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals $80.90 per $1 million of the value of the Pechiney Common Shares (including Pechiney Common Shares for which Pechiney Bonus Allocation Rights are exchangeable and Pechiney Common Shares underlying all of Pechiney's outstanding American Depositary Shares) and Pechiney OCEANEs proposed to be acquired.

         This Tender Offer Statement on Schedule TO is filed by Alcan Inc., a corporation organized under the laws of Canada ("Alcan"). This Schedule TO relates to an offer by Alcan to acquire all of the outstanding Common Shares, Bonus Allocation Rights (each Bonus Allocation Right entitling the holder to 0.1 of a Common Share), American Depositary Shares (each American Depositary Share representing one-half of one Common Share), and OCEANEs (obligations a option de conversion en actions nouvelles et/ou d'echange en actions existantes) of Pechiney, a societe anonyme organized under the laws of France. This offer is being made on the terms and subject to the conditions set forth in the prospectus dated October 24, 2003 (the "Prospectus"), incorporated herein by reference as Exhibit (a)(1), and the related letter of transmittal and forms of acceptance, incorporated herein by reference as Exhibits (a)(2) and (a)(7) through (a)(9) (the "U.S. Offer").

Items 1 through 11.

         As permitted by General Instruction F to Schedule TO, all of the information in the Prospectus and the related letter of transmittal and forms of acceptance, and any amendment or supplement thereto related to the U.S. Offer hereafter filed with the Securities and Exchange Commission by Alcan, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO. In addition, the information set forth in the section entitled "Directors and Executive Officers of the Registrant" of Alcan's 2002 Annual Report on Form 10-K, as amended (the "2002 10-K"), and the information set forth in the section entitled "Nominees for Election as Directors" of Alcan's 2003 Management Proxy Circular, which is attached as Exhibit 99.2 to the 2002 10-K, is hereby incorporated by reference in answer to Item 3. The information set forth in the sections entitled "Management's Discussion and Analysis," "Consolidated Financial Statements" and "Notes to Consolidated Financial Statements" of the 2002 10-K and in Alcan's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is hereby incorporated by reference in answer to Item 10.

         During the last five years none of Alcan or, to the best of Alcan's knowledge, any of its directors, officers, associates or majority-owned subsidiaries has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 12.  Exhibits.

       (a)(1)  Prospectus dated October 24, 2003.*

       (a)(2)  Letter of Transmittal (Pechiney ADSs).*

       (a)(3)  Notice of Guaranteed Delivery (Pechiney ADSs).*

       (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
               Other Nominees (Pechiney ADSs).*

       (a)(5)  Letter to clients from Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees (Pechiney ADSs).*

       (a)(6)  Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.*

       (a)(7)  Form of Acceptance for Pechiney Common Shares.*

       (a)(8)  Form of Acceptance for Pechiney Bonus Allocation Rights.*

       (a)(9)  Form of Acceptance for Pechiney OCEANEs.*

       (a)(10) Technical Notice to French Financial Intermediaries and U.S.
               Custodians (Pechiney Common Shares, Pechiney Bonus Allocation
               Rights and Pechiney OCEANEs).*

       (a)(11) Letter to clients from Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees (Pechiney Common Shares, Pechiney
               Bonus Allocation Rights and Pechiney OCEANEs).*

       (a)(12) Text of press release announcing the initial offer dated July 7, 2003.**

       (a)(13) Text of press release announcing commencement of the French offer dated October 7, 2003.***

       (a)(14) Text of newspaper advertisement dated October 27, 2003.


       (a)(15) Text of press release announcing commencement of the U.S. offer dated October 27, 2003.****

       (b)(1)  Restated Credit Agreement dated as of July 7, 2003, among Alcan
               Inc., as Borrower and Guarantor, the Designated Subsidiaries referred to therein, as Borrowers, the Lenders Party thereto, Royal Bank of Canada, as Administration Agent, and Morgan Stanley
               & Co. International limited, as Lead Tender Offer Guarantor.

       (c)  Not applicable.

       (d)(1)  Agreement, dated as of September 12, 2003, between Alcan Inc. and
               Pechiney.*

       (d)(2)  Letter, dated September 12, 2003, on behalf of Alcan Inc. to
               Pechiney regarding Pechiney's stock option plans.*

       (e)  Not applicable.

       (f)  Not applicable.

       (g)  None.

       (h)(1)  Opinion of Sullivan & Cromwell LLP regarding United States and
               French tax consequences of the offer.*

       (h)(2) Opinion of Hugh Berwick regarding Canadian tax consequences of the offer.*

       * Incorporated herein by reference to the registration statement on Form S-4 filed with the Securities and Exchange Commission by Alcan (File No. 333-106851).

       ** Incorporated herein by reference to the filing made pursuant to Rule 425 on July 7, 2003.

       *** Incorporated herein by reference to the filing made pursuant to Rule 425 on October 7, 2003.

       **** Incorporated herein by reference to the filing made pursuant to Rule 425 on October 27, 2003.

Item 13.  Information Required by Schedule 13E-3.

       Not applicable.


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             /s/ Roy Millington
                                             --------------------------------
                                             Name:   Roy Millington
                                             Title:  Corporate Secretary


Date:  October 27, 2003